TASEKO ANNOUNCES PRODUCTION AND SALES RESULTS

January 7, 2013, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announces 2012 fourth quarter total sales of 23.4 million pounds of copper and 215,000 pounds of molybdenum at its 75% owned Gibraltar Mine. For the full year of 2012, sales were 88.0 million pounds of copper and 1.3 million pounds of molybdenum.

Total production for the quarter was 21.4 million pounds of copper and 223,000 pounds of molybdenum. For 2012, total production was 89.8 million pounds of copper and 1.3 million pounds of molybdenum.

Taseko's 75% share of fourth quarter sales was 17.6 million pounds of copper and 161,000 pounds of molybdenum which compares to 16.1 million and 209,000 pounds in the third quarter.

Mill throughput of 8.5 million tons in the second half of 2012 was mainly affected by downtime associated with GDP3 construction activities and tie-ins. This resulted in average mill availability of 88% for the period, compared to a normalized level of 93%.

Russell Hallbauer, President and CEO of Taseko commented, “Taking into account mill availability, the mill continued to operate close to design capacity in the fourth quarter. We expect mill availability to steadily increase with GDP3 construction behind us. As we announced in mid- December, GDP3 commissioning continues to progress as we work towards commercial production by the end of March.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production and sales figures are reported on a 100% basis, unless otherwise noted.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.